                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                          RED BRICK SYSTEMS, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 756422101
                              (CUSIP Number)


     GARY LLOYD, VICE PRESIDENT, LEGAL, GENERAL COUNSEL AND SECRETARY
                             4100 BOHANNON DRIVE
                       MENLO PARK, CALIFORNIA  94025
                                (650) 926-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 7, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 756442                                               Page 2 of 8 Pages
-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Informix Corporation
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                     (b) / /
   N/A
-------------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
-------------------------------------------------------------------------------

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS                                                      2(d)or 2(e) / /

   N/A
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   STATE OF DELAWARE
-------------------------------------------------------------------------------
                 7  SOLE VOTING POWER
                    N/A
                 --------------------------------------------------------------
NUMBER OF        8  SHARED VOTING POWER
SHARES              1,175,903
BENEFICIALLY     --------------------------------------------------------------
OWNED BY         9  SOLE DISPOSITIVE POWER
EACH                N/A
REPORTING        --------------------------------------------------------------
PERSON           10 SHARED DISPOSITIVE POWER
WITH                N/A
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,175,903
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.08%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
-------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                          SCHEDULE 13D



Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Informix Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the Common Stock of Red Brick Systems, Inc., a Delaware corporation ("RBS" or "Issuer"). The principal executive offices of RBS are located at 485 Alberto Way, Los Gatos, California 95032.

ITEM 2.     IDENTITY AND BACKGROUND.

            The name of the corporation filing this statement is Informix Corporation, a Delaware corporation ("Informix"). Informix's principal business is as a provider of information management software products. The address of the principal executive offices of Informix is 4100 Bohannon Drive, Menlo Park, California 94025. Set forth in SCHEDULE A is a list of each of Informix's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Informix in which such employment is conducted.

            During the past five years neither Informix nor, to Informix's knowledge, any person named in SCHEDULE A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Informix nor, to Informix's knowledge, any person named in SCHEDULE A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither Informix nor, to Informix's best knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of
            Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to an Agreement and Plan of Reorganization, dated as of October 7, 1998, (the "Merger Agreement"), among Informix, IC Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Informix ("Merger Sub"), and RBS, and subject to the conditions set forth therein (including approval by the stockholders of RBS), Merger Sub will merge with and into RBS and RBS will become a wholly-owned subsidiary of Informix (such events constituting the "Merger"). Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger
            Sub will be merged into RBS with RBS remaining as the surviving corporation

                                       SCHEDULE 13D



            (the "Surviving Corporation"). As a result of the Merger, each outstanding share of RBS Common Stock, other than shares owned by RBS, will be converted into the right to receive 0.600 of a share (the "Exchange Ratio") of Informix Common Stock, and each outstanding option to purchase RBS Common Stock will be assumed by Informix (each, an "Assumed Option"), along with any outstanding warrants to purchase RBS Common Stock (each, an "Assumed Warrant") and will become an option or warrant to purchase that number of shares of Informix Common Stock as is equal (rounded down to the nearest whole share) to the number of shares of RBS Common Stock that was subject to such option or warrant immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option and Assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of RBS Common Stock at which such Assumed Option or Assumed Warrant was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as
            EXHIBIT 99.1 to this Schedule 13D and incorporated herein by reference.

            This statement on Schedule 13D also relates to certain Voting Agreements described in Item 4 below and the Stock Option Agreement described in Item 6 below.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Informix, with and into RBS in a statutory merger pursuant to the provisions of the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and the existence of RBS will continue as the Surviving Corporation and as a wholly-owned subsidiary of Informix. Holders of outstanding RBS Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.600 shares of Informix Common Stock (the "Exchange Ratio"). Using the same Exchange Ratio, Informix will also assume (i) all outstanding options to purchase RBS Common Stock and (ii) any outstanding warrants to purchase RBS Common Stock upon consummation of the Merger.

            As an inducement to Informix to enter into the Merger Agreement, each stockholder of RBS who is a party to a Voting Agreement, dated as of October 7, 1998 (each a "Voting Agreement," and collectively, the "Voting Agreements"), among the parties thereto (each a "Voting Agreement Stockholder," and collectively, the "Voting Agreement Stockholders") with Informix, has, by executing a Voting Agreement, irrevocably appointed directors on the Board of Directors of Informix as his, her or its lawful attorney and proxy. Such proxies give Informix the limited right to vote the shares of RBS Common Stock beneficially owned by the Voting Agreement Stockholders (including any shares of RBS Common Stock that such stockholders acquire after the time they entered into the Voting Agreements) (collectively, the "Shares").

                                      SCHEDULE 13D



            The names of the Voting Agreement Stockholders, the number of shares of RBS Common Stock beneficially owned by each such stockholder and the percentage ownership of RBS Common Stock by each such stockholder is set forth in SCHEDULE B hereto which is hereby incorporated by this reference.

            In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholders, the Board of Directors of Informix will be limited, at every RBS stockholders meeting and every written consent in lieu of such meeting, to vote the Shares (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than Informix and any liquidation or winding up of RBS. Each of the Voting Agreement Stockholders may vote his or her Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "Expiration Date"). Each Voting Agreement Stockholder has agreed not to transfer his or her Shares prior to the Expiration Date. The foregoing summary of the terms of the Voting Agreement is qualified in its entirety by reference to the form of Voting Agreement included as
            EXHIBIT 99.2 to this Schedule 13D and incorporated herein by reference.

            (c)     Not applicable.

            (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the Surviving Corporation shall generally be the current directors and officers of Merger
            Sub (each of whom is an executive officer of Informix), until their respective successors are duly elected or appointed and qualified.

            (e)     See discussion of Merger in Item 3 above.

            (f) Other than as a result of the Merger described in Item 3 above, not applicable.

            (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

            (h) Upon consummation of the Merger, RBS Common Stock will be de-listed from The Nasdaq Stock Market.

                                    SCHEDULE 13D



            (i) Upon consummation of the Merger, RBS Common Stock will be de-registered under the Securities Act pursuant to Section 12(g)(4) of the Securities Act by filing a Form 15 with the Securities and Exchange Commission.

            (j) Other than described above, Informix currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Informix reserves the right to develop such plans).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (b) As a result and subject to the terms of the Voting Agreements and the irrevocable proxies granted pursuant thereto, Informix has the sole power to vote an aggregate of 1,175,903 shares of RBS Common Stock (including an aggregate of 386,002 shares subject to options purchasable by the Voting Agreement Stockholders within 60 days of September 30, 1998) for the limited purposes described in Item 4 above. Such shares constitute approximately 9.08% of the issued and outstanding shares of Issuer Common Stock as of September 30, 1998 (after giving effect to the exercise of all options exercisable within 60 days of such date). Other than with respect to the provisions of the Voting Agreements, Informix does not have the right to vote the Shares on any other matters. Informix does not share voting power of any additional shares of RBS Common Stock with regard to the limited purposes set forth in Item 4 above or otherwise. Informix does not have the sole power to vote or to direct the vote or to dispose or direct the disposition of any shares of RBS Common Stock. To Informix's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in SCHEDULE A.

            (c) Informix has not effected any transaction in Issuer Common Stock during the past 60 days and, to Informix's knowledge, none of the persons named in SCHEDULE A has effected any transaction in Issuer Common Stock during the past 60 days.

            (d)     Not applicable.

            (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Under the terms of a Stock Option Agreement, dated October 7, 1998, between Informix and RBS (the "Stock Option Agreement"), RBS granted Informix an option (the "Merger Option") to acquire a number of shares of RBS Common Stock, at the price of $2.40 per share, equal to 19.9% of shares of RBS capital stock issued and outstanding on the date the Merger Option is exercisable. The Merger Option is exercisable (i) immediately prior to the earlier of a consummation of or the record date for a meeting of RBS stockholders with regard to an acquisition proposal for an acquisition transaction with a party other than

                                    SCHEDULE 13D



            Informix, (ii) immediately prior to the effectiveness of a change of control of the RBS Board of Directors as a result of an election contest within the meaning of Rule14a-11 of the Securities Exchange Act, or (iii) upon the termination of the Merger Agreement in accordance with its terms. At any time the Merger Option is exercisable, Informix may deliver a "put" notice (the "Put Notice") to RBS, requiring RBS to pay Informix the difference between the market price and the exercise price of the Merger Option. Under the terms of the Stock Option Agreement, any proceeds to Informix in excess of $2,000,000, resulting from the exercise of the Merger Option, will be remitted to RBS, and RBS will not be required to pay Informix more than $2,000,000 in connection with the delivery of a Put Notice. The foregoing summary of the Stock Option Agreement is qualified in its entirety by reference to the form of Stock Option Agreement included as EXHIBIT 99.3 to this Schedule 13D and incorporated herein by reference.

            Other than the Merger Agreement, the Voting Agreements and the Stock Option Agreement, to the best knowledge of Informix, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of RBS, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

            The following documents are included as exhibits:

            1. Agreement and Plan of Reorganization, dated October 7, 1998, by and among Informix Corporation, a Delaware corporation, IC Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Informix Corporation, and Red Brick Systems, Inc., a Delaware corporation.

            2. Form of Voting Agreement, dated October 7, 1998, between Informix Corporation, a Delaware corporation, and certain stockholders of Red Brick Systems, Inc., a Delaware corporation.

            3. Form of Stock Option Agreement, dated October 7, 1998, between Informix Corporation, a Delaware corporation, and Red Brick Systems, Inc., a Delaware corporation.

                                        SCHEDULE 13D



                                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 16, 1998

                                       INFORMIX CORPORATION


                                       By:  /s/ Gary Lloyd
                                          ------------------------------------
                                                Gary Lloyd
                                                Vice President, Legal, General
                                                Counsel and Secretary

                              SCHEDULE 13D

                               SCHEDULE A
                               ----------
                  DIRECTORS AND EXECUTIVE OFFICERS OF
                          INFORMIX CORPORATION


                                  PRESENT PRINCIPAL OCCUPATION
    NAME AND TITLE(1)                  AND NAME OF EMPLOYER            CITIZENSHIP
------------------------       -----------------------------------  ----------------
Robert J. Finocchio, Jr.             Informix Corporation             U.S.
Chairman, President,
and Chief Executive Officer

Jean-Yves Dexmier                   Informix Corporation              U.S.
Executive Vice President
and Chief Financial Officer

Karen Blasing                       Informix Corporation              U.S.
Vice President, Business
Development Finance

Susan T. Daniel                     Informix Corporation              U.S.
Vice President, Human Resources

James F. Engle                      Informix Corporation              U.S.
Vice President and Treasurer

Diane L. Fraiman                    Informix Corporation              U.S.
Vice President,
Corporate Marketing

J.F. Hendrickson, Jr.               Informix Corporation              U.S.
Vice President, Customer
Services

Stephen E. Hill                     Informix Corporation              U.S.
Vice President and General
Manager, Tools Business Unit

Donald W. Hunt                      Informix Corporation              U.S.
Vice President, North American
Field Operations

Gary Lloyd                          Informix Corporation              U.S.
Vice President, Legal,
General Counsel and Secretary

Leonard Palomino                    Informix Corporation              U.S.
Vice President and General
Manager, Data Warehousing

Wesley Raffel                       Informix Corporation              U.S.
Vice President and General
Manager, Web and E-Commerce

Stephanie P. Schwartz               Informix Corporation              U.S.
Vice President and
Corporate Controller

Michael A. Stonebraker              Informix Corporation              U.S.
Vice President and Chief
Technology Officer

F. Steven Weick                     Informix Corporation              U.S.
Vice President, Research
& Development

--------------------
        (1) The address for each executive officer or director is c/o Informix Corporation, 4100 Bohannon Drive, Menlo Park, California 94025.

                                  SCHEDULE 13D


Leslie G. Denend                  President (Retired)                 U.S.
Director                       Network Associates, Inc.


Albert F. Knorp, Jr.               General Partner                    U.S.
Director and Assistant          Seaport Ventures, L.P.
Secretary


James L. Koch                        Professor                        U.S.
Director                       Santa Clara University


Thomas A. McDonnell                President, Chief                   U.S.
Director                          Executive Officer
                                    and Director
                                  DST Systems, Inc.


George Reyes                       Vice President and                 U.S.
Director                           Corporate Controller
                                  Sun Microsystems, Inc.


Cyril J. Yansouni               Chief Executive Officer and           U.S.
Director                             Chairman of the
                                    Board of Directors
                                   Read-Rite Corporation

                                    SCHEDULE 13D

                                     SCHEDULE B
                                     ----------
                              RED BRICK SYSTEMS, INC.
                           VOTING AGREEMENT STOCKHOLDERS

                                 SHARES OF RBS BENEFICIALLY       PERCENTAGE OF RBS
                                       OWNED BY VOTING       COMMON STOCK BENEFICIALLY
VOTING AGREEMENT STOCKHOLDER        AGREEMENT STOCKHOLDER             OWNED (1)
-------------------------------  --------------------------  ---------------------------


Christopher G. Erickson                  860,684(2)                     6.80%
PRESIDENT, CHIEF EXECUTIVE
OFFICER AND CHAIRMAN OF
THE BOARD OF DIRECTORS

Andrew K. Ludwick                          4,000(3)                     0.03%
DIRECTOR

John F. Shoch                              7,750(4)                     0.06%
DIRECTOR

Phillip Fernandez                        194,723(5)                     1.53%
EXECUTIVE VICE PRESIDENT AND
CHIEF OPERATING OFFICER

Ron Barale                                33,584(6)                     0.27%
VICE PRESIDENT, PLATFORM
PRODUCTS GROUP

Peggy DeLeon                              38,464(7)                     0.31%
VICE PRESIDENT OF HUMAN RESOURCES

Andrew W. Priest                          10,948(8)                     0.09%
VICE PRESIDENT, SOLUTION AND
SERVICES

Paul Rodwick                              25,750(9)                     0.20%
VICE PRESIDENT, MARKETING

---------------------------
(1) Applicable percentage ownership is based on 12,558,738 shares of
    Common Stock outstanding as of September 30, 1998.   Beneficial
    ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of Common Stock subject to options that are presently exercisable or exercisable within 60 days of April 30, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(2) Includes 93,609 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(3) Includes 4,000 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(4) Includes 7,750 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(5) Includes 171,897 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(6) Includes 33,584 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

                                  SCHEDULE 13D

(7) Includes 38,464 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(8) Includes 10,948 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

(9) Includes 25,750 shares of RBS Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of September 30, 1998.

                                EXHIBIT INDEX


Exhibit No.                    Description
-----------                    -----------
99.1          AGREEMENT AND PLAN OF REORGANIZATION, dated as of October 7,
              1998, by and among Informix Corporation, a Delaware corporation
              ("Parent"), IC Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Red Brick
              Systems, Inc., a Delaware corporation ("Company").

99.2 Form of Voting Agreement, dated as of October 7, 1998, a substantially similar version of which has been executed by and between Informix Corporation, a Delaware corporation
              ("Parent"), and the undersigned stockholder ("Stockholder") of Red Brick Systems, Inc., a Delaware corporation (the "Company").

99.3 Form of STOCK OPTION AGREEMENT, dated as of October 7, 1998, a substantially similar version of which has been entered into by and between Red Brick Systems, Inc., a Delaware corporation
              ("RED BRICK") and Informix Corporation, a Delaware corporation
              ("INFORMIX").